UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 3, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 3, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: July 3, 2009

09-23-TC

TECK RESOURCES ANNOUNCES C$1.74 BILLION PRIVATE PLACEMENT

Vancouver, BC -- Teck Resources Limited ("Teck") (TSX:TCK.A and TCK.B, NYSE:TCK] announced today that China Investment Corporation (”CIC”) has agreed to purchase through a wholly-owned subsidiary 101.3 million Class B subordinate voting shares of Teck for C$17.21 per share. Teck will apply the net proceeds of the transaction to reduce outstanding bank debt. On closing, CIC will indirectly hold approximately 17.5 per cent of Teck’s outstanding Class B subordinate voting shares, representing approximately 17.2 per cent equity and 6.7 per cent voting interests in Teck. Upon completion of the transaction, Teck’s Class A shareholders as a group will hold a 61.8 per cent voting interest in Teck with Temagami Mining Company Ltd. holding a 28.5 per cent voting interest.

Teck President and CEO Don Lindsay said: “This transaction will have an immediate and very positive effect on Teck’s balance sheet, and represents an attractive opportunity for Teck to establish a relationship with a major Chinese financial investor, with a deep understanding of China, the world’s largest consumer of our principal products.”

CIC has advised Teck that it is acquiring the Class B shares for investment purposes as a long- term passive financial investor and has agreed to hold the purchased shares for at least one year following closing. Provided CIC does not sell any purchased shares, it will have the right to maintain its percentage ownership interest through open market purchases or through participation in additional issuances of Teck Class B shares or similar securities or securities convertible into such securities, subject to customary exceptions. If Teck were to issue additional Class B shares within 12 months of closing at a price less than C$17.21 per share (or securities convertible into Class B shares with a conversion price less than C$17.21), CIC would be entitled to a partial make-whole payment, capped at approximately 8.4 per cent of the aggregate subscription price, payable at Teck’s option in cash or in Class B shares.

CIC has also agreed that after the one year hold period, it will not sell the purchased shares to a participant in the worldwide mining, metals or minerals industries, or to a material customer of Teck. In the event of a takeover bid for Teck, CIC will be permitted to tender its shares, provided that the bid has features associated with a “permitted bid” customary in Canadian shareholder rights plans, or is supported by the Teck board, and in certain other circumstances.

A standstill provision provides that CIC will not take certain actions, including acquiring additional securities of Teck (other than pursuant to its anti-dilution rights) or soliciting proxies, proposing to effect any extraordinary transaction involving Teck, or assisting any third party in doing so.

CIC is investing through a special purpose vehicle, Fullbloom Investment Corporation. The transaction is expected to close on or about July 14, 2009, and closing is subject to customary conditions, including applicable stock exchange approvals.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements concerning Teck’s expectations regarding closing of the transaction, the impact of the transaction on Teck’s balance sheet, the potential for Teck’s relationship with CIC, and China’s future role in commodities markets. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially. Assumptions underlying these statements include, among others, assumptions regarding receipt of necessary regulatory approvals and the satisfaction of other closing conditions, and general business and economic conditions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to changes in general economic conditions or conditions in credit and financial markets, risks relating to the fulfillment of closing conditions and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at http:///www.teck.com.

About CIC

CIC is an investment institution established under the Chinese Company Law in September 2007. It seeks stable and long term risk-adjusted financial return and it is operated strictly on a commercial basis.

For more information, please visit CIC’s website: www.china-inv.cn

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Conference Call

Teck will hold an investor conference call to discuss the transaction at 11 AM Eastern time, 8 AM Pacific time, on July 3, 2009. Media are invited to attend on a listen-only basis. A live audio webcast of the conference call, together with supporting presentation slides, will be available at Teck's website at www.teck.com. The webcast will also be available at www.earnings.com. The webcast will be archived at www.teck.com for approximately 90 days.

Conference call details are as follows:

Toronto: 416 340 2216

Toll free: 866 226 1792

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

email: greg.waller@teck.com

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